Exhibit 99.1
Gerdau Ameristeel Announces Change in Auditor
TAMPA, FL, MARCH 20, 2007 — Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today announced that its Audit Committee and Board of Directors have selected Deloitte & Touche LLP to serve as the Company’s independent auditor. Deloitte & Touche is replacing PricewaterhouseCoopers LLP who resigned at the request of the Company. The Company’s majority shareholder, Gerdau S.A., is changing to Deloitte & Touche in order to comply with Brazil’s requirement regarding auditor rotation every five years and the Company decided it should also change to Deloitte & Touche for efficiency reasons due to the level of coordination and reliance required. In connection with the change of auditor and pursuant to the section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, the Company will file notice with the Securities Regulatory Authorities announcing the change and reporting that there were no reportable disagreements with PricewaterhouseCoopers on the Company’s financial statements for the two most recently filed fiscal years, including the period subsequent to the most recently completed period for which an audit report was issued.
“During the relationship with Gerdau Ameristeel, PricewaterhouseCoopers has provided quality service to our Company and we would like to thank them for their professionalism and assistance in making this a smooth transition,” commented Mario Longhi, President and CEO.
About Gerdau Ameristeel
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.
For more information please contact:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com